Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2016 Financial Results

3Q16 Total Net Revenue up 38.4% YoY to RMB12.00 Billion (US$1.80 Billion)

3Q16 Income from Operations up 21.3% YoY to RMB528.8 Million (US$79.3 Million)

Conference Call to be Held at 8:00 AM U.S. Eastern Time on November 22, 2016

Guangzhou, China, November 21, 2016 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                  Total net revenue increased by 38.4% to RMB12.00 billion (US$1.80 billion), primarily attributable to a 43% year-over-year increase in the number of active customers1 to 20.8 million and a 34% year-over-year increase in total orders2 to 60.1 million.

•                  Gross profit increased by 36.0% to RMB2.93 billion (US$439.7 million) from RMB2.16 billion in the prior year period.

•                  Income from operations increased by 21.3% to RMB528.8 million (US$79.3 million) from RMB436.1 million in the prior year period. Operating margin was 4.4% as compared with 5.0% in the prior year period.

•                  Non-GAAP income from operations3 increased by 24.8% to RMB732.0 million (US$109.8 million) from RMB586.8 million in the prior year period. Non-GAAP operating margin4 was 6.1% as compared with 6.8% in the prior year period.

•                  Net income attributable to Vipshop’s shareholders increased by 8.3% to RMB342.9 million (US$51.4 million) from RMB316.7 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholder5 increased by 31.5% to RMB595.5 million (US$89.3 million) from RMB452.7 million in the prior year period.

“We are pleased to have delivered solid financial results and healthy customer growth despite a seasonally soft quarter for retail,” said Mr. Eric Shen, chairman and chief executive officer of Vipshop, “As a leading online discount retailer for brands in China, we are committed to advancing the end-to-end shopping experience on our platform by providing our customers with diverse products and more personalized merchandising. The superior user experience across our platform led to improved user stickiness, as demonstrated by the strong 49% year-over-year increase in repeat customers6 to 16.7 million. Despite macro weakness, our robust customer growth and retention is a  testament to the resilience of our business model. We are confident that our strong foundation will continue to drive our overall secular business growth and enable us to maintain our market leadership regardless of macro environment changes.”

Mr. Donghao Yang, chief financial officer of Vipshop, further commented, “In the third quarter of 2016, we continued to deliver strong growth in revenues, active customers and total orders. Importantly, we were able to achieve solid top-line growth and market share gain while maintaining stable margins. In addition, we continue to expand our Internet finance business which is increasingly beneficial to our core retail business and will further strengthen our overall ecosystem. By balancing revenue and profitability, we aim to continue to expand our user base and gain additional market share from China’s highly fragmented discount retail market.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

4  Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

5  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure. Effective from the fourth quarter of 2015, the non-GAAP net income attributable to Vipshop’s shareholders is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments.

6  A “repeat customer” for a given period refers to any customer who (i) is an active customer during such period, and (ii) had purchased products from us at least twice during the period from our inception on August 22, 2008 to the end of such period.

Third Quarter 2016 Financial Results

REVENUE

Total net revenue for the third quarter of 2016 increased by 38.4% to RMB12.00 billion (US$1.80 billion) from RMB8.67 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, and total orders.

The number of active customers for the third quarter of 2016 increased by 43% to 20.8 million from 14.6 million in the prior year period. The number of total orders for the third quarter of 2016 increased by 34% to 60.1 million from 44.8 million in the prior year period.

GROSS PROFIT

Gross profit for the third quarter of 2016 increased by 36.0% to RMB2.93 billion (US$439.7 million) from RMB2.16 billion in the prior year period. Gross margin was 24.4% as compared with 24.9% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the third quarter of 2016 were RMB2.54 billion (US$381.3 million), as compared with RMB1.80 billion in the prior year period. As a percentage of total net revenue, total operating expenses were 21.2% as compared with 20.7% in the prior year period.

•                    Fulfillment expenses for the third quarter of 2016 were RMB1.03 billion (US$153.8 million), as compared with RMB778.1 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 8.5% from 9.0% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue and improved fulfillment efficiency.

•                       Marketing expenses for the third quarter of 2016 were RMB641.5 million (US$96.2 million), as compared with RMB469.6 million in the prior year period, reflecting the Company’s strategy to drive long-term growth through sustainable investments to strengthen its brand awareness, attract new users and expand market share. As a percentage of total net revenue, marketing expenses decreased to 5.3% from 5.4% in the prior year period.

•                       Technology and content expenses for the third quarter of 2016 were RMB374.5 million (US$56.2 million), as compared with RMB253.1 million in the prior year period, reflecting the Company’s continued efforts to invest in human capital, advanced technologies such as data analytics as well as new business opportunities including the Internet finance unit. As a percentage of total net revenue, technology and content expenses were 3.1% as compared with 2.9% in the prior year period.

•                       General and administrative expenses for the third quarter of 2016 were RMB500.6 million (US$75.1 million), as compared with RMB296.6 million in the prior year period, primarily due to the build-out of the Internet finance team. As a percentage of total net revenue, general and administrative expenses were 4.2% as compared with 3.4% in the prior year period.

Income from operations for the third quarter of 2016 increased by 21.3% to RMB528.8 million (US$79.3 million) from RMB436.1 million in the prior year period. Operating margin was 4.4% as compared with 5.0% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 24.8% to RMB732.0 million (US$109.8 million) from RMB586.8 million in the prior year period. Non-GAAP operating income margin was 6.1% as compared with 6.8% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 8.3% to RMB342.9 million (US$51.4 million) from RMB316.7 million in the prior year period. Net margin attributable to Vipshop’s shareholders was 2.9% as compared with 3.7% in the prior year period. The decline is primarily attributable to a RMB65.9 million impairment loss of investments. Net income attributable to Vipshop’s shareholders per diluted ADS7 increased to RMB0.58 (US$0.09) from RMB0.53 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 31.5% to RMB595.5 million (US$89.3 million) from RMB452.7 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders was 5.0% as compared with 5.2% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB1.00 (US$0.15) from RMB0.76 in the prior year period.

For the quarter ended September 30, 2016, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 593,638,381.

7  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

BALANCE SHEET AND CASH FLOW

As of September 30, 2016, the Company had cash and cash equivalents, and restricted cash of RMB4.94 billion (US$740.6 million) and held-to-maturity securities of RMB71.3 million (US$10.7 million).

For the quarter ended September 30, 2016, operating cash was RMB0.65 billion, and free cash flow8, a non-GAAP measurement of liquidity, was as follows:

	For the three months ended
	Sep 30, 2015	Sep 30, 2016	Sep 30, 2016
	RMB’000	RMB’000	US$’000
Net cash from operating activities	284,918	649,556	97,407
Add: Impact from Internet financing activities[9]	65,417	450,106	67,497
Less: Capital expenditures	(1,567,414)	(830,470)	(124,536)
Free cash flow (out) /in	(1,217,079)	269,192	40,368

Business Outlook

For the fourth quarter of 2016, the Company expects its total net revenue to be between RMB18.0 billion and RMB18.5 billion, representing a year-over-year growth rate of approximately 30% to 33%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate for September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Tuesday, November 22, 2016 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the third quarter of 2016.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#11654609

The replay will be accessible through November 30, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#11654609

8  As used in this press release, free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights and purchase of other assets.

9 Impact from Internet financing activities added back to free cash flow contains changes in the balances of financial products, which are primarily “Weipin Spend” and “Wei Yidai” that the Company provides to customers and suppliers respectively.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	September 30,2015	September 30,2016	September 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	8,508,687	11,703,511	1,755,044
Other revenues (1)	162,558	298,813	44,810
Total net revenues	8,671,245	12,002,324	1,799,854
Cost of goods sold	(6,514,921)	(9,070,361)	(1,360,180)
Gross profit	2,156,324	2,931,963	439,674
Operating expenses
Fulfillment expenses(2)	(778,099)	-1,025,845	(153,834)
Marketing expenses	(469,615)	-641,514	(96,201)
Technology and content expenses	(253,075)	-374,468	(56,155)
General and administrative expenses(3)	(296,630)	-500,600	(75,069)
Total operating expenses	(1,797,419)	-2,542,427	(381,259)
Other income	77,156	139,251	20,882
Income from operations	436,061	528,787	79,297
Impairment loss of investments	0	-65,940	-9,888
Interest expenses	(22,499)	(20,125)	(3,018)
Interest income	62,819	21,972	3,295
Exchange (loss) gain	(56,886)	31,913	4,786
Income before income taxes and share of loss of affiliates	419,495	496,607	74,472
Income tax expense(4)	(93,204)	(135,651)	(20,342)
Share of loss of affiliates	(33,438)	(15,752)	(2,362)
Net income	292,853	345,204	51,768
Net loss (income) attributable to noncontrolling interests	23,845	(2,343)	(351)
Net income attributable to Vipshop’s shareholders	316,698	342,861	51,417

Shares used in calculating earnings per share(5):
Class A and Class B ordinary shares:
—Basic	116,175,626	116,178,808	116,178,808
—Diluted	119,869,265	118,727,676	118,727,676

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	2.73	2.95	0.44
Net income attributable to Vipshop’s shareholders—Diluted	2.64	2.89	0.43

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.55	0.59	0.09
Net income attributable to Vipshop’s shareholders—Diluted	0.53	0.58	0.09

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 361million and RMB 543 million  in the three month periods ended September 30, 2015 and September 30, 2016, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to RMB 74 million and RMB 77 million in the three months period ended September 30, 2015 and September 30, 2016, respectively.

(4)Included income tax benefits of RMB 19 million and RMB 20 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended September 30, 2015 and September 30, 2016, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	292,853	345,204	51,768
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(37,371)	(36,623)	(5,492)
Unrealized (loss) gain from available for sale securities	(15,419)	11,342	1,701
Comprehensive income	240,063	319,923	47,977
Less: Comprehensive (loss) income attributable to non-controlling interests	(19,302)	5,609	841
Comprehensive income attributable to Vipshop’s shareholders	259,365	314,314	47,136

	Three Months Ended
	September 30,2015	September 30,2016	September 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are as follows
Fulfillment expenses	4,496	10,136	1,520
Marketing expenses	4,346	9,536	1,430
Technology and content expenses	33,112	45,096	6,763
General and administrative expenses	34,427	61,397	9,207
Total	76,381	126,165	18,920

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2015	September 30,2016	September 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,324,384	4,876,764	731,313
Restricted cash	—	62,234	9,333
Held-to-maturity securities	1,807,403	71,256	10,685
Accounts receivable, net	351,423	1,602,909	240,370
Amounts due from related parties	31,856	5,000	750
Other receivables and prepayments	1,869,461	1,781,252	267,114
Inventories	4,566,746	3,531,299	529,549
Deferred tax assets	202,003	344,094	51,600
Total current assets	12,153,276	12,274,808	1,840,714
NON-CURRENT ASSETS
Property and equipment, net	2,949,604	4,109,117	616,198
Deposits for property and equipment	933,419	976,070	146,370
Land use rights, net	197,462	2,301,631	345,150
Intangible assets, net	744,369	808,776	121,283
Investment in affiliates	252,706	101,781	15,263
Other investments	489,862	482,628	72,374
Available-for-sale securities investment, non-current	269,736	386,045	57,891
Other long-term assets	1,936,307	333,532	50,016
Goodwill	108,781	376,739	56,495
Total non-current assets	7,882,246	9,876,319	1,481,040
TOTAL ASSETS	20,035,522	22,151,127	3,321,754

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 48,178 and RMB 219,011 as of December 31, 2015 and September 30, 2016, respectively)	6,645,262	7,106,509	1,065,683
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 879,848 and RMB 1,079,223 as of December 31, 2015 and September 30, 2016, respectively)	2,009,578	2,124,256	318,551
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,127,270 and RMB 831,413 as of December 31, 2015 and September 30, 2016, respectively)	3,104,622	3,042,945	456,316
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 82,994 and RMB 2,420 as of December 31, 2015 and September 30, 2016, respectively)	206,966	33,649	5,046
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 95,643 and RMB 120,974 as of December 31, 2015 and September 30, 2016, respectively)	104,531	169,419	25,406
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2015 and September 30, 2016)	95,000	3,000	450
Total current liabilities	12,165,959	12,479,778	1,871,452
NON-CURRENT LIABILITIES
Deferred tax liability(Including deferred tax of the VIE without recourse to the Company of RMB 116 and RMB 772 as of December 31, 2015 and September 30, 2016, respectively)	175,416	116,410	17,457
Deferred income-non current(Including deferred income-non current of the VIE without recourse to the Company of RMB 3,573 and RMB 2,472 as of December 31, 2015 and September 30, 2016, respectively)	22,699	227,040	34,047
Convertible senior notes	4,058,181	4,203,477	630,348
Total non-current liabilities	4,256,296	4,546,927	681,852
Total liabilities	16,422,255	17,026,705	2,553,304

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,085,519 and 101,499,579 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively)	65	66	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively)	11	11	2
Treasury shares, at cost - 1,614,135 shares as of December 31, 2015 and September 30, 2016	(844,711)	(844,711)	(126,672)
Additional paid-in capital	2,838,591	3,128,486	469,144
Retained earnings	1,616,209	2,885,245	432,668
Accumulated other comprehensive loss	(70,980)	(101,276)	(15,190)
Non-controlling interests	74,082	56,601	8,488
Total shareholders’ equity	3,613,267	5,124,422	768,450
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,035,522	22,151,127	3,321,754
	—	—	—

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30,2015	September 30,2016	September 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	436,061	528,787	79,297
Share-based compensation expenses	76,381	126,165	18,920
Amortization of intangible assets resulting from a business acquisition	74,309	77,093	11,561
Non-GAAP income from operations	586,751	732,045	109,778

Net income	292,853	345,204	51,768
Share-based compensation expenses	76,381	126,165	18,920
Impairment loss in investments	—	65,940	9,888
Amortization of intangible assets resulting from a business acquisition and equity method investments	92,298	91,556	13,730
Tax effect of amortization of intangible assets resulting from business acquisitions	-18,842	-19,887	-2,982
Non-GAAP net income	442,690	608,978	91,324

Net income attributable to Vipshop’s shareholders	316,698	342,861	51,417
Share-based compensation expenses	76,381	126,165	18,920
Impairment loss in investments	—	65,940	9,888
Amortization of intangible assets resulting from a business acquisition and equity method investments (excluding non-controlling interests)	73,720	76,523	11,475
Tax effect of amortization of intangible assets resulting from business acquisitions (excluding non-controlling interests)	-14,131	-16,009	-2,401

Non-GAAP net income attributable to Vipshop’s shareholders	452,668	595,480	89,299

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	116,175,626	116,178,808	116,178,808
—Diluted	119,869,265	118,727,676	118,727,676

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	3.90	5.13	0.77
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	3.78	5.02	0.75

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.78	1.03	0.15
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.76	1.00	0.15